Exhibit 12


                  THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP

               Computation of Ratios of Earnings to Fixed Charges
                          (in thousands, except ratios)



                                                Three Months Ended March 31
                                                ---------------------------
                                                     1996          1997
                                                     ----          ----



Net Earnings from Continuing Operations            $20,868       $23,584
   Add back:
       Fixed charges                                27,535        29,262
       Amortization of previously capitalized
         interest (1)                                  491           476
       Distributions in excess of equity in net
         income of 25% owned Joint Venture            (576)            0

   Deduct:
       Capitalized interest (1)                     (1,773)       (3,261)
                                                   -------       -------
         Earnings Available for Fixed Charges      $46,545       $50,061
                                                   =======       =======

Fixed Charges
   Mortgage notes and other                        $17,102       $17,284
   Capitalized interest                              1,212         1,994
   Interest portion of rent expense                  1,272         1,880
   Proportionate share of Joint Ventures'
     fixed charges                                   7,949         8,104
                                                   -------       -------
       Total Fixed Charges                         $27,535       $29,262
                                                   =======       =======

Ratio of earnings to fixed charges                     1.7           1.7



-----------------
(1) Amounts   include  TRG's  pro  rata  share  of   capitalized   interest  and
    amortization of previously capitalized interest of the Joint Ventures.